October 16, 2019

Rahul Ballal
Chief Executive Officer
IMARA Inc.
116 Huntington Avenue, 6th Floor
Boston, MA 02116

       Re: IMARA Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 8, 2019
           CIK No. 0001672619

Dear Dr. Ballal:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Exhibits

1. We note your disclosure on page 64 that the exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. The disclosure also indicates that the provision is limited to proceedings under Delaware statutory or common law. Paragraph 12 of your form of restated certificate of incorporation, filed as
       Exhibit 3.3, only references the Exchange Act and does not reference the Securities Act, nor does it limit the provision to proceedings under Delaware statutory or common law.
       Please revise the forum selection provision for consistency with disclosure in the prospectus.
 Rahul Ballal
IMARA Inc.
October 16, 2019
Page 2

        You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume, Accounting
Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at
(202) 551-3601 or
Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                           Sincerely,
FirstName LastNameRahul Ballal
                                                           Division of
Corporation Finance
Comapany NameIMARA Inc.
                                                           Office of Life
Sciences
October 16, 2019 Page 2
cc:       Cynthia T. Mazareas, Esq.
FirstName LastName